Exhibit 99.9

September 17, 2005

Mr. Craig Jelin

Dear Craig:

I’m pleased to offer you the position of Vice President of Sales for Pure Play Media, Inc. (Company).  In this position, you will be responsible to direct the Company’s sales functions, including the overseeing of all aspects of our sales and marketing staff and facilities. You will be responsible for establishing practices and procedures, as well as preparing sales reports, projections and presenting findings and recommendations to management.

This position has a starting salary at an annualized rate of $120,000.  Additionally we have established an incentive program that provides a commission of 0.2% on all company DVD sales revenue, excluding “house” sales.  This is expected to result in an annual commission of approximately $15,000.  This commission will be calculated monthly and paid in equal installments on subsequent pay periods the month following.  This incentive program will be subject to increases or decreases based on the domestic DVD sales performance of the company.  Subsequent reviews will occur annually on or about your anniversary date with your annual cash compensation to be caped at $250,000.

You will earn vacation time at the rate of three weeks (15 working days) per year.   This will be earned on a pro-rata basis each month, and may accumulate to a maximum not to exceed your annual earnings plus 5 days.   You may not take more than one contiguous week at a time during the first year of your employment, and not more than 2 contiguous weeks for the second year and thereafter.  All vacation requests must be approved in advance.

You will be eligible for PPO medical and HMO dental benefits as soon after the commencement of your employment as they may be reasonable established.  The company will pay 70% of the premium for you and your spouse.

The Company has paid holidays that include New Years Day, Memorial Day, Independence Day, Labor Day, Thanksgiving (2 days) and Christmas.

The Company currently does not offer stock options or a 401k plan, and has no immediate plans to do so.  However, should the Company offer these, or any other incentive benefit to its executives and/or employees, the Company will offer you such benefits commensurate with your senior level position.

This letter supersedes a prior version dated September 16, 2005

Pure Play Media Inc.	19800 Nordhoff Place Chatsworth, CA, 91311 USA	Ph. 818 717 5355 Fax. 818 717 5360 Toll Free: 866 820 3000	66 Wellington St. East Aurora, Ontario L4G 1H8 Canada	Ph. 905 726 9980 Fax. 905 726 9982

I’m extremely happy that you have decided to join Pure Play Media, Inc.  I’m looking forward to your starting with us on Tuesday, September 20, 2005.

Sincerely,
Pure Play Media Inc

/s/ Sieg Badke

Sieg Badke
President

The undersigned accepts the above employment offer dated September 17, 2005. It is understood that employment is subject to verification of identity and employment eligibility and may be terminated by Pure Play Media at any time for any reason

/s/ Craig Jelin______________                                   ____Sep. 30, 2005________
Craig Jelin                                                                                Date

Pure Play Media Inc.	19800 Nordhoff Place Chatsworth, CA, 91311 USA	Ph. 818 717 5355 Fax. 818 717 5360 Toll Free: 866 820 3000	66 Wellington St. East Aurora, Ontario L4G 1H8 Canada	Ph. 905 726 9980 Fax. 905 726 9982